Exhibit 12.1
THE LUBRIZOL CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(all amounts except ratios are shown in millions)

						Six Months
	Years Ended December 31,					Ended
	2003	2004	2005	2006	2007	June 30, 2008
Pretax income from continuing operations	$123.8	$134.5	$240.2	$262.0	$399.0	$217.2
Add (deduct) earnings of less than 50% owned affiliates (net of distributed earnings) included in pretax income	0.8	(0.8)	0.1	(0.8)	(0.3)	0.3
Add losses of less than 50% owned affiliates included in pretax income	0.2	—	—	—	—	—
Add fixed charges net of capitalized interest	30.4	85.8	114.9	108.5	101.4	44.3
Add previously capitalized interest amortized during period	1.3	1.2	1.1	1.0	0.7	0.4

“Earnings”	$156.5	$220.7	$356.3	$370.7	$500.8	$262.3

Gross interest expense including capitalized interest	$25.3	$77.6	$105.8	$101.2	$93.5	$41.0
Interest portion of rental expense	5.3	8.8	9.8	8.8	9.6	5.7

“Fixed charges”	$30.6	$86.4	$115.6	$110.0	$103.1	$46.7

Ratio of earnings to fixed charges	5.11	2.55	3.08	3.37	4.86	5.62